UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MoneyLion Inc.

 (Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Class A Common Stock: 60938K 106

(CUSIP Number)

Adam VanWagner

General Counsel

30 West 21st Street, 9th Floor

New York, NY 10010

(212) 380-1735

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60938K 106

1	NAME OF REPORTING PERSONS Diwakar Choubey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,253,385(1)
	8	SHARED VOTING POWER 365,487(2)
	9	SOLE DISPOSITIVE POWER 20,253,385 (1)
	10	SHARED DISPOSITIVE POWER 365,487(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,253,385(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 13,609,571 shares of Class A Common Stock held directly by the Reporting Person, (ii) 3,280,216 options exercisable into shares of Class A Common Stock held directly by the Reporting Person and (iii) 3,363,598 shares held in trusts, the beneficiaries of which are members of Mr. Choubey’s family. Mr. Choubey disclaims beneficial ownership of all shares held of record by such trusts. Excludes 1,516,613 shares of Class A Common Stock that are issuable to the Reporting Person pursuant to certain earnout rights received in the Business Combination (as defined below) described in this Schedule 13D. The Reporting Person has sole voting and dispositive power with respect to these securities.

(2)	Represents (i) 88,175 shares of Class A Common Stock and (ii) 277,312 options exercisable into shares of Class A Common Stock held by Mr. Choubey’s spouse. The Reporting Person shares voting and dispositive power with his spouse with respect to these securities.

(3)	Calculated based on 226,177,708 shares of Class A Common Stock issued and outstanding as of November 15, 2021 as reported in MoneyLion Inc.’s (the “Issuer”) Form 10-Q filed with the U.S. Securities and Exchange Commission on November 15, 2021.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock of the Issuer.

The principal executive office of the Issuer is located at 30 West 21st Street, 9th Floor, New York, NY 10010.

Item 2. Identity and Background

(a)	This Schedule 13D is filed by Diwakar Choubey (the “Reporting Person”).

(b)	The address of the principal business and principal office of the Reporting Person is c/o MoneyLion Inc., 30 West 21st Street, 9th Floor, New York, NY 10010.

(c)	Diwakar Choubey is currently a member of the Board of Directors (the “Board”) and Chief Executive Officer of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, to the knowledge of the Reporting Person, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	See responses to Item 6 on the cover page.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Class A Common Stock reported herein as being beneficially owned by the Reporting Person were issued to the Reporting Person following the completion of the business combination (the “Business Combination”) on September 22, 2021 (the “Closing Date”) as contemplated by that certain Agreement and Plan of Merger, dated as of February 11, 2021 and amended on June 28, 2021 and September 4, 2021 (the “Merger Agreement”), by and among Fusion Acquisition Corp., a Delaware corporation (“Fusion”), ML Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Fusion (“Merger Sub”) and MoneyLion Technologies Inc., formerly known as MoneyLion Inc. (“Legacy MoneyLion”), a Delaware corporation. In connection with the closing of the Business Combination, the registrant changed its name from Fusion Acquisition Corp. to MoneyLion Inc.

In connection with the Business Combination, the holders of shares of capital stock of Legacy MoneyLion and outstanding options or warrants to purchase shares of Legacy MoneyLion capital stock have the contingent right to receive up to an additional 17.5 million shares (the “Earnout Shares”) of the Issuer’s Class A Common Stock in the aggregate, payable in two tranches of 7.5 million and 10 million shares if the closing price of the Class A Common Stock exceeds $12.50 and $16.50 per share, respectively, for any 20 trading days within any 30 trading day period commencing on or after the Closing Date and ending no later than the five year anniversary of the Closing Date. The Reporting Person has the contingent right to receive up to 1,516,613 Earnout Shares. Such Earnout Shares are excluded from the Reporting Person’s beneficial ownership as reported herein because the Reporting Person does not currently have the right to acquire any Earnout Shares.

Item 4. Purpose of the Transaction

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of Class A Common Stock beneficially owned by the Reporting Person, as reported in this Schedule 13D, were received in connection with the Business Combination.

As of December 31, 2021, the Reporting Person had the power to direct 9.0% of the voting power of the Issuer. The Reporting Person also serves as a member of the Board and Chief Executive Officer of the Issuer, and, in such capacity, may participate in discussions regarding every aspect of the Issuer’s governance, management and operations, whether with other members of management, other members of the Board, investors, advisers and other persons, and have control over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the Issuer’s Insider Trading Policy and certain lockup restrictions in the Issuer’s bylaws described in Item 6 below, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances and reflecting his overall investment posture. Other than as described above and elsewhere in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person may change his purpose or formulate plans or proposals with respect thereto at any time with other advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer

(a)	See responses to Item 13 on the cover page.

(b)	See responses to Items 7, 8, 9 and 10 on the cover page.

(c)	The Reporting Person was involved in the Business Combination as the co-founder and Chief Executive Officer of Legacy MoneyLion. Except as set forth in this Schedule 13D, the Reporting Person has not, to the best of his knowledge, engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing this Schedule 13D.

(d)	Except as described in Item 3, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A Common Stock beneficially owned by the Reporting Person as reported in this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is a party to that certain Amended and Restated Registration Rights Agreement, dated as of September 22, 2021 and as it may be amended, restated or otherwise modified from time to time (the “RRA”), by and among the Issuer, the Reporting Person and the other parties thereto. Pursuant to the RRA, the Issuer registered for resale the securities held by the Reporting Person. In addition, pursuant to the RRA, the Reporting Person will have certain demand and piggyback registration rights.

Pursuant to the Issuer’s bylaws, without the prior written consent of the Board and subject to certain exceptions, the Reporting Person may not transfer securities of the Issuer issued as consideration pursuant to the Merger Agreement until the earlier of (a) 180 days after the Closing Date and (b) the date on which the closing price of the shares of Class A Common Stock of the Issuer is equal to or greater than $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period (provided that, for purposes of this clause (b), the measurement period for determining the closing price of the share of Issuer’s Class A Common Stock shall commence no earlier than 60 days following the Closing Date).

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
1	Merger Agreement, dated as of February 11, 2021, by and among Fusion Acquisition Corp., ML Merger Sub Inc. and MoneyLion Inc. (incorporated by reference to exhibit 2.1 of Fusion’s Form S-4 (File 333-255936), filed with the SEC on August 30, 2021).

2	Amendment No. 1 to Merger Agreement, dated as of June 28, 2021, by and among MoneyLion Inc., Fusion Acquisition Corp. and ML Merger Sub Inc. (incorporated by reference to exhibit 2.2 of Fusion’s Form S-4 (File 333-255936), filed with the SEC on August 30, 2021).

3	Amendment No. 2 to Merger Agreement, dated as of September 4, 2021, by and among MoneyLion Inc., Fusion Acquisition Corp. and ML Merger Sub Inc. (incorporated by reference to exhibit 2.1 of Fusion’s Form 8-K (File 333-255936), filed with the SEC on September 8, 2021).

4	MoneyLion Inc. Bylaws (incorporated by reference to exhibit 3.2 of MoneyLion’s Form S-1 (File 333-260254), filed with the SEC on October 14, 2021).

5

Registration Rights Agreement, dated as of September 22, 2021, by and among MoneyLion Inc., Fusion Sponsor LLC and certain stockholders and affiliates of MoneyLion Inc. (incorporated by reference to exhibit 10.3 of MoneyLion’s Form S-1 (File 333-260254), filed with the SEC on October 14, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

By:	/s/ Diwakar Choubey
Name:	Diwakar Choubey